

September 12, 2024

Michael Winston
Chief Executive Officer
Jet.AI Inc.
10845 Griffith Peak Dr.
Suite 200
Las Vegas , NV 89135

     Re: Jet.AI Inc.
         Registration Statement on Form S-1
         Filed September 3, 2024
         File No. 333-281911

Dear Michael Winston:

     This is to advise you that we have not reviewed and will not review your registration statement.

     Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Please contact Cheryl Brown at 202-551-3905 with any questions.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Energy & Transportation

cc: Peter F. Waltz